Filed by US Airways Group, Inc.

Commission File No. 001-8444

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: US Airways Group, Inc.

Commission File No. 001-8444

The following is a transcript of a webcast investor lunch held on February 14, 2013 at 12:00 p.m. ET.

AMERICAN AIRLINES / US AIRWAYS

Moderator: Dan Cravens

02-14-13 12:00 p m. ET

Confirmation # 10957311

AMERICAN AIRLINES / US AIRWAYS

Moderator: Dan Cravens

February 14, 2013

12:00 p.m. ET

Dan Cravens:

Good afternoon everyone. Thanks for joining us. If we could make our way to tables, we’re ready to get underway here. Thank you.

All right. Thanks everybody for making it on such short notice this morning. We’re here to talk about the great merger that we announced this morning. So here with us today from the American Airlines team is Bella Goren from the American Airlines team, Senior Vice President and Chief Financial Officer; Virasb Vahidi, Senior Vice President and Chief Commercial Officer; Bev Goulet, Vice President of Corporate Development, Treasurer & Chief Restructuring Officer; and Greg Schwendinger, the Managing Director of Investor Relations.

From the US Airways team, we’ve got our President, Scott Kirby; Derek Kerr, our Executive Vice President and Chief Financial Officer, and myself, Dan Cravens, the Managing Director of Investor Relations.

For everybody on line we are Web casting this luncheon, so, but I’m going to read all of the forward-looking statement which I know everybody has been waiting to hear. So before we begin I want to remind you that today’s discussion may contain forward-looking statements that are not limited to historical facts but reflect current objective, beliefs and expectations regarding future events. Forward-looking statements may be identified by words such as may, will, expect, intend, anticipate, believe, estimate, plan, project, should, would, continue, seek, target, guidance, outlook, forecast and other like words. It’s a lot to say.

All forward-looking statements involve significant risks and uncertainties that could cause actual results and financial position and timing of certain events to differ materially. Examples of such risks and uncertainties include, without limitation: one, the failure of a proposed transaction to be

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implemented; two, the challenges and costs of closing, integrating, restructuring and achieving anticipated synergies; three, the ability to retain key employees; and four, other economic, business, competitive, and/or regulatory factors affecting both the businesses of US Airways and AMR generally. For other examples of such risks and uncertainties, please see the Risk Factors set forth in each of the companies’ Form 10-K and other filings with the SEC.

Just a heads up on the format today, we’re going to just provide opening remarks and no presentation. But the opening remarks will be by Scott Kirby and Virasb, and then we’re going to open it for Q&A. But also just a reminder before you ask your question, please identify yourself and speak into the mic so people on the Webcast can hear correctly or hear clearly.

With that I’ll turn it over to Scott and Virasb.

Virasb Vahidi:

Good afternoon everyone and thank you for joining us. Scott and I are thrilled to be here with you today. Obviously the merger announcement today builds on a very strong foundation that the American’s team has been putting in place over the last 14 months. As you know our financial restructuring is substantially complete. We have transformed this fleet with hundreds of new planes coming into the airline, a stronger net worth with much improved revenue performance, deepened partnerships with our oneworld® partners, a host of new products and services and last, not least, was the modernization of the iconic American brand which we announced last month.

So with all of that, this has created a very solid and strong foundation for us to be able to announce this merger today. We’re very excited about that. There’s tremendous work ahead of us as we move towards the integration and I’ll let Scott say few words. But the format’s really for anyone who wants to ask questions for all of us to be able to answer your questions. Scott?

Scott Kirby:

Thanks Virasb. And thanks to all of you and those listening on the webcast. Given that there have already been two webcast press conferences and investor presentations we’re going to spare you going through a bunch of slides and the details, and after these brief opening remarks we’ll open it up to comments, questions, whatever anyone in the room wants to talk about. But I do want to start and say that we’re excited to be here today, excited for all the stakeholders at each of American and US Airways.

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We think this is a fantastic transaction for our shareholders at US Airways, and for the creditors and shareholders at American. And kudos to the American management team. It’s been a long time—actually I don’t think ever in an airline bankruptcy—where the creditors had the potential for full recovery of par bucks accrued and the shareholders got a distribution. So, really a fantastic outcome on that side as well.

But, we’re also excited about the opportunity to create not only the largest airline in the world but the best airline in the world with the best route network and the best people, the 100,000 employees at the new American. And that’s really an important point on this, and it is, we’re entering this merger unlike any merger in the past with a historical partnership and cooperation and support from our labor unions on both sides of the property.

So those labor unions were represented in Dallas today at the press conference that Doug and Tom hosted, and are excited, and the people that they represent are excited. So this is a case where you’re going to have 100,000 people pulling together working hard. We know we have a lot of hard work ahead, but we’re working hard together to create the best airline in the world and really drive strong financial results for all of you and for the rest of our investors.

So, with that we will open it up to questions as Dan said earlier, please use the microphone because we are being webcast and want your question to be heard over the webcast.

Hunter Keay, Wolfe Trahan:

So Scott, you’re going to inherit a hedge book. I think your no hedge strategy has proven to be very successful, consistently over time in a rising fuel price environment. About nine months ago I asked you guys on the call if anything would change if you’re running a bigger airline from a hedge perspective. And you said no. Any reason to think that would be different now?

Scott Kirby:

This is something that hasn’t been formally discussed with the other side. We’ve got a ton of integration work left to do this, to be on that list as well. But certainly we come into it with a view of having done a lot, you know, our personal bias of having done a lot of work on the US Airways side about hedging and the results—you know, you’ve seen the results. And so we come into it with the bias of thinking that you know hedging doesn’t pay for itself.

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Hunter Keay, Wolfe Trahan:

OK, great. And the $400 million, the headwind in the labor dis-synergies, can you tell us what sort of underlying pension assumptions are baked into that and how you guys think about cash contributions going forward given sort of the changes in the legal landscape everything like that, all things considered?

Scott Kirby:

There’s nothing baked into the pension contribution as a negative synergy because the pensions were frozen at American and were going to be frozen on a stand-alone, are going to be frozen on a combined basis. And those only apply to those former American Airlines or legacy American Airlines employees who had their pensions frozen. So there’s nothing in terms of, of negative synergy from that. And the cash contributions, (inaudible), better to answer it.

Isabella Goren:

Let me just address – this is Bella Goren. Let me just add to that, that as we file our plan of reorganization, which will be in six weeks or so, there’ll be more information disclosed on that. But cash contributions are dictated by statutes that are out there. And it’ll be pretty clear what they are. But they were frozen as of November 1 of last year.

Helane Becker, Dahlman Rose & Co.:

Thank you. It’s Helane Becker with Dahlman Rose. Derek, I think you have a $1 billion term loan that’s due in the first quarter of 2014.

Derek Kerr:

Correct.

Helane Becker:

Can you just talk about how you’re—I mean I’m not expecting you to write a check (laughter), but that has to be, that has to be ...

Derek Kerr:

That’s good to hear.

Helane Becker:

That has to be addressed, because it obviously goes current.

Derek Kerr:

Correct.

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Helane Becker:

So can you just talk about your thought process about doing that? Thanks.

Derek Kerr:

Yes, I mean, and it actually has to be addressed by the time we close the merger. So it does have a change in control in it. We will have to refinance it. We have already, as I talked about on our last call, you know we’ve looked at that transaction and have a lot of options to refinance it. I think as part of this transaction we may work with the American team to try to figure out if there are optimal solutions for the collateral that’s in that term loan.

So over the next few weeks we’ll work through that, and we hope to be to the market in the next couple of months to refinance the term loan. We have to do it anyway, and I think with the market where it is today—a really, really good market—we’ll probably get out to the market pretty soon to refinance it.

Helane Becker:

OK, and then my follow up question is just, I think in documents there’s contemplated a breakup fee if the merger didn’t go through. I think you have to pay $55 million or they have to pay I think it was 135 million. Do you really contemplate somebody else would come along with a superior offer? I think that was the language they used in the document. If a superior offer came across, do you contemplate...

Scott Kirby:

We feel highly confident the merger is going to close, that this is a value-maximizing transaction, but as any corporate M&A lawyer will tell you, you can’t have a merger agreement without giving the boards of both companies the ability to consider a superior proposal if it does. And so that’s why it’s there. The amount of value that this transaction creates, however, we feel pretty confident that this will be the transaction that closes.

But the boards have to have a fiduciary out if a superior proposal does come forward.

Mark Streeter, JP Morgan:

So over here, Mark Streeter, JP Morgan. A couple of questions. When the pension plan on the American side was frozen, there was a disclosure that you would seek to raise incremental capital to support the burden of having the pension plan ongoing within the company. I noticed in the press release there’s no mention of any incremental capital envisioned at this point.

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Could you comment a little bit on maybe what’s changed, or how you’re viewing the capital structure going forward, leverage, and how you think the combined company should be capitalized going forward?

Beverly Goulet:

Yes, maybe I can take that one Mark. When we made the decision to freeze rather than terminate the plans, obviously we looked at it from the standpoint of emerging independent, what that would mean both in terms of our cash requirements as well as our balance sheet implications. And at the time we thought it would be a reasonable trade to say if we were going to keep the liability, to go ahead and look at liquidity levels and so forth.

I think it’s fair to say that given the continuation of the pension legislation at least for the next handful of years, that those contributions are actually going to be very modest. And I think more importantly, as we start to think about what the capital structure looks like, obviously we’ll be working with our colleagues from US Airways to really think about holistically what that ought to look like. And I think the pensions will be one element of that.

But you know, as I say, the contributions are relatively modest in the near term, and when you get to 2019 and beyond, that’s when you really have to start taking a look at the liquidity requirement.

Mark Streeter:

OK.

Derek Kerr:

Mark, I’d just add that the underlying environment for airlines in general, each of us specifically and airlines in general, has improved from the time they said that. And so our cash balance is certainly higher today than we would have projected 9 to 12 months ago. And the merger creates value and synergies, so that creates less need to raise capital.

It is unusual in this transaction, I think, that we are able to do a deal. It’s a testament to the hard work they’ve done where we don’t need to raise financing to close this transaction.

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Mark Streeter:

And then just one question on aircraft financing. American has filed for two EETC-type transactions. US Airways has talked about issuing an EETC to finance some of your deliveries. Is there anything that, does this merger slow that process down? Should we still anticipate these transactions to move forward as contemplated or is there a way to maybe sort of mix that up a little bit and get some efficient financing?

Isabella Goren:

Yes. Well I think, go ahead.

Beverly Goulet:

Well I think Derek and I have already began conversations about how we might think about that but I think the EE, one of the EETC, the large one we have planned, is obviously a refinancing to try to address some of the very high coupon debt we took on back in the 2009 to 2011 timeframe. So I think that probably continues to make a lot of sense.

Then the other one is with regard to a combination of vintage aircraft and new deliveries that are near term. I think certainly as we look at the combined order going forward, we can start to get creative about how we might think about the collateral.

Isabella Goren:

The only thing I would add to that is that as you look at our aircraft deliveries this year and next year, the majority of those have been financed already, have committed financing and whatever is outstanding is very attractive in the marketplace. So we feel good about it.

Sam Buttrick, UBS O’Connor:

Hi, it’s Sam Buttrick with the UBS O’Connor. Both Delta and United are operating consolidated networks that are sort of mid single digit, smaller in terms of consolidated ASM. And they were at their post merger peaks. By contrast US Airways is growing moderately. American had a standalone growth plan. And US Airways had limitations on its ability to contract if it wanted to. So how should we be thinking about the new American, as I guess we call it, capacity profile you know going forward? And what flexibilities do you have there?

Scott Kirby:

so this is a merger of two complementary airline networks. It’s not a merger about reducing overlap capacity as perhaps some mergers historically have been. This is about two

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Moderator: Dan Cravens

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complementary networks where the whole is greater than the sum of the parts. That said, we have immense flexibility. American’s aircraft order, with all of the retirements we have coming up on both sides, gives us flexibility to grow in an environment where we’re generating returns on capital, returns on invested capital that are above our weighted average cost of capital, but also flexibility to allow aircraft to retire.

On the US Airways side, we’ve created a new formula with our pilots and the recently ratified MOU that also gives more flexibility than we had historically. That said, we’ve also agreed with our employee groups to no-furlough clauses with the line-employed groups, because we really believe that this is not a merger about reducing capacity.

You know, we don’t know what happens if there is another spike in fuel like what happened in 2008 or an economic crisis like 2009. But we expect this to not be a merger about reducing capacity, and because of that we’ve been willing to put our money where our mouth is and agree to no furlough clauses with the pilots, flight attendants, and there’s similar provisions for TWU.

Virasb Vahidi:

The only other thing I would add to what Scott said is that at American we’ve talked about growth, but we’ve also said the majority of the growth will be internationally focused. As you saw, this year, 2013, we announced a number of new routes. Some of them take advantage of the existing joint businesses we have across the Atlantic and Pacific and some are in anticipation of liberalization between the U.S. and Latin America.

You’re seeing a lot of those countries open up, and we’re going to get into open skies agreements with them and having LATAM as our partner down there gives us a unique opportunity to be able to expand. So you saw us announcing Dallas-Lima with LAN Peru and Dallas Columbia with LAN Columbia and additional service to Brazil with TAM. So a lot of those expansions will continue leveraging our oneworld partners in the international growth.

Philip Baggaley, Standard & Poors:

Phil Baggaley with Standards & Poors. Does the $400 million of added labor costs that you’re factoring in include the effect of joint contracts of the existing US Airways labor groups who have been working without that for a long time?

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Derek Kerr:

Yes. It does. That’s both US Airways and American Airlines. Some on both sides for the $400 million.

Philip Baggaley:

OK. Thank you.

Derek Kerr:

Everybody going with the one rate.

Jamie Baker, JP Morgan:

Good afternoon. Jamie Baker with JP Morgan. Just back to Sam’s question and on the topic of pilots, could, I guess to Scott, could you give us a little bit more color on planned retirements and some of the seniority issues that the combined entity is going to face in coming years? You know, the notion at the industry level of a potential pilot shortage is beginning to gain a little bit of traction. So I’m wondering how that plays into the capacity question. And then I may have another pilot-related follow-up.

Scott Kirby:

OK, we do have significant retirements coming up at both American and US Airways. It will be at a run rate of, it’s started now, but about 500 pilots a year, about 250 on each side. You also mentioned the seniority integration process. The great news in this merger is that the two pilot unions have agreed to work together, and have already agreed on the process.

This is something that will occur post-closing, but they’ve agreed on a definitive process, and because we already have a contract with the pilots, unlike the American West Airways situation there is no conditionality on how that gets implemented once they’ve agreed on a seniority list. To the point about the industry and lack of pilots, we certainly don’t see it. It will be a long ways away before we really see it at the mainline carriers. Because you know, they’re still really good jobs and we have an ample pool of pilots to draw from.

You can conceive of a world where somewhere down the line, there are fewer pilots available to regionals, and that is potentially an issue, but it’s also potentially, to Sam’s earlier point, a moderation on capacity at some point in the future.

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Jamie Baker:

And I realize that 2016 is quite a ways away, but if I don’t ask the question now, I’m liable to forget to ask down the road, so the pilot related snap-up in 2016, we’ve estimated would be somewhere in the neighborhood of up to $200 million annually. Is that figure one that you’re sort of prepared to bless at this point?

Scott Kirby:

I don’t recall the exact number. We can get back to you on it.

Jamie Baker:

OK.

Scott Kirby:

But the $400 million a year of negative labor synergies is the average over the first five years. So it includes some component of those.

Jamie Baker:

OK. Interesting. Thanks. We’ll circle back with that.

Mike Linenberg, Deutsche Bank Securities:

Oh, Mike Linenberg, Deutsche Bank over here. Hey guys. Two questions. On the pension piece, you know of course American will come out with the liability. Because you froze your plan, is there any chance that you can get some of the better treatment that Delta and others who have frozen their plans have gotten, where you get the higher discount rate and the longer amortization period? Is there some sort of opportunity to go back and take advantage of that? Is that open to you?

Isabella Goren:

Mike, the way I would think about it, there is nothing imminent. But there are some legislative actions in Washington, where that will ever come out and settle, but you know there are different actions that are being taken on behalf of a number of companies that are in similar circumstance like airlines and like ourselves specifically. But at this point, I think what you will see when we file our plan is what we will be projecting, you know, six to eight weeks from now.

Mike Linenberg:

OK and then my second question, on the call you talked about, you know, maybe there were some opportunities where, between the two companies’ facilities that you share, there may be some redundancy in some savings there. And one that comes to mind is, I know Airways is going to vacate Terminal 1 at LAX, and at this point, I guess you publicly haven’t indicated where your new home is, but it seems like it’s going to be Terminal 4.

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Are there other opportunities like that? Is that more of a one-off, or as you go across your system airport by airport, could we get to meaningful savings on that front?

Scott Kirby:

We will collocate at all of our airports. LAX is actually one of the ones that’s the most challenging, because it really is very space-constrained, but we will be seeking to relocate all of our airports and part of the gross cost synergies, the 550 million, includes a number that is cost savings from facilities. It’s one of the big areas of cost savings around the system.

Kevin Crissey, UBS Securities:

Hi, Kevin Crissey, UBS. Scott, a while back one of the reasons for the merger was the troubles that American was having at LaGuardia. How does this fix this? What would be the plan for New York given that we’re all sitting here and that was the most troubled hub I think in the nation? And maybe it was before the cost-cutting but how does this fix anything in New York?

Scott Kirby:

I’m not sure I buy the predicate. But what I will say is, this creates a much stronger airline in New York. If you combine American’s, particularly the great international presence and the Trans-con presence with our large East Coast presence including the shuttle and we all of sudden are competitive with Delta and United.

I mean I know that we have lost corporate accounts in the last couple of years to Delta where we used to be the shuttle and American used to be the international provider, and because Delta offers both, it’s gone in and given them a discount and won the business away. So I think on day one after the merger closes, one of the top priorities and one of the top opportunities will be here in New York with corporate sales, you know, back on the ground winning corporate business here in New York.

But we will be much stronger in New York. We’re very complementary in New York and we’ll be much stronger together than we are individually.

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Beverly Goulet:

And Kevin I don’t think we should, I’d just like to reiterate the point that you made, which is anything pre-restructuring in our case is obviously going to look a lot different as we come out especially as the savings ramp up over 2013.

Justine Fisher, Goldman Sachs:

Justine Fisher from Goldman Sachs, back here, sorry. First question is just a quick clarification on Mark’s question. So to clarify, so American and US Airways both have aircraft delivery this year and next year. American, Bella you mentioned it already, has financing in place, but in theory could you do a double ETC with deliveries from each airline even if you don’t have a single operating certificate—or do they have to stay separate until you have…

Scott Kirby:

I think once we’re closed we could probably do it before we got to a single operating certificate. But we can’t do anything like that until after the merger closes.

Justine Fisher:

Right, right, OK. OK, the second question is just a follow-up on the corporate strategy. I mean now that you guys are going to be in the market against United and Delta offering a larger network, do you anticipate that you might have to start competing on price to get back in there if Delta was offering discounts in order to take shares from you and how do you, do you view this as being kind of the race to the bottom on the corporate side or how do you see that playing out?

Scott Kirby:

This is about competing with a better product, where the product is all the product enhancements that are going on at both airlines today, but even more importantly, the product being the network and being able to go in and be in the game. There are some corporate accounts that we go into where you can’t be in the game because you can’t offer them comprehensive service. So, this is about getting back on the playing field in some cases. Not about using aggressive discounting to win new business.

Justine Fisher:

OK, and then just two more quick ones. The first is, given the situation in New York, does this affect the JetBlue American agreement in any way? Will that have to be toned down in any way? And then on the alliance side, are there any costs that you guys are assuming with leaving the Star Alliance? I mean are, could you just, just leave or are there any kind of costs or short-term revenue dis-synergies that you’re assuming from that?

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Virasb Vahidi:

Yes, I’ll take the JetBlue questions. As you know we have a partnership with JetBlue here in New York that we announced March of 2010. We said publicly that we’re interested in expanding that partnership and the collective bargaining agreement we reached with the pilots and, and certainly the agreement we reached jointly with USAPA and the APA allows for us to expand that. So we’re going to be in a dialogue with JetBlue in terms of who we can go forward with that expansion as we think about JFK and Boston.

Scott Kirby:

And on the second part, on the Star Alliance, we will be moving to, or anticipate moving to oneworld, there will be expenses on that. They’re included in our transition expenses, the estimate that we put out today, the expenses associated with migrating from one alliance to the other. It is a great opportunity, once we do migrate alliances, both for the US Airways network and for oneworld, where US Airways really adds a lot of value to oneworld up and down the East Coast in particular.

Virasb Vahidi:

You know I want to go back to your question about New York and make another comment. I agree with Scott. It’s all the network and the fact that the combined entities in New American will have a much stronger network for corporations. When you think about a city like New York, the top three markets are London, LA, and San Francisco and then you go from there to other markets including the shuttle markets at US Airways has.

And I think when you think about the New American we’ll not only have the best schedules, but the highest number of frequencies in these markets alongside our Oneworld partners and the best products having the three class products to London, being the only airline that does that out of New York and JFK US Airline and having a three class product in TransCon and having the shuttle service as Scott said will really put us in a very different position when we go talk to agencies and accounts.

Jeff Kauffman, Sterne Agee & Lynch:

Hi, Jeff Kauffman, Sterne Agee. Two questions, one having to do with systems, the other with aircraft. We’ve seen a pair of mergers over the last year or two where systems proved to be a challenge. One where we had to add capability, one where we were integrating two at once. How do you manage for that looking at the US Air system and the American system? What do you need to do to avoid what the others have done?

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Scott Kirby:

Yes, it is, it, normally the second biggest challenge in merging two companies, the first is getting the labor integration done. Fortunately we’ve got a great partnership and support from labor. So while there’s still some work to do, mostly that was done. So what will be our biggest challenge is integrating systems. We feel really confident about our ability to do it. One, we’ve learned from lessons at both sides of past integrations, and we learned from things we did at US Airways and America West, things we did poorly.

And I think we could do a much better job. We’ve also watched Delta/Northwest closely, which did a really fantastic job on integrating their systems. And one of the things that I think Doug, either Doug or Tom talked about this morning is, they adopted a philosophy called “adopt and go,” which is basically, go to the larger airline’s system unless there’s a compelling reason to do otherwise. That’s something that we didn’t do in some of our systems at America West/US Airways.

It’s something that United/Continental didn’t do, and I certainly know on the US Airways/ America West side it created problems for us. So there may be compelling reasons to do otherwise, but that experience colors what we’ll do going forward and so we feel much better about our ability to manage the systems integration and do so much better than we, than even we did in the past.

It’s also worth pointing out when you talk about the systems integration, at least in the history with US Airways/America West, while we did have issues at the time operationally, if you look at our revenue performance or our margin performance, we outperformed the industry from day one out of the chute.

We started achieving the synergies and we outperformed from day one—even though we didn’t, we could’ve done the systems integration, and should’ve done the systems integration better, and will do the systems integration better I think in this case, we achieved the synergies and started outperforming financially from day one coming out of the chute.

Jeff Kauffman:

OK, second question with aircraft, you’re not thinking about how you reallocate capacity across the system yet, maybe redirect some of the connecting traffic to different hubs, but as you look at the network the profile will change. How does this fit in with your aircraft philosophy, because you’re committing to these planes for ten, 15, 20 years? As you look out, do you need a different kind of aircraft or a different kind of fleet profile, say five, ten years from now?

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Scott Kirby:

You may wind up with minor variations, but because of the orders that American has there’s great flexibility and flexibility to change it. So you know one thing that you might see is US Airways today, in fact we have some of these numbers in the synergies. We have more A319s than we would like in an ideal scenario. But there’s no A319-sized aircraft on the American side.

So maybe you can move some A319s from US Airways over to the American network immediately, and up-gauge some of those A319s to 320s or 321s. So you can optimize the overall network. But there’s plenty of ability with the fleet order and the flexibility that American has negotiated to optimize the fleet over time, and both of us have a lot of older aircraft, aircraft coming off lease, aircraft retirements coming up.

We have a lot of fleet flexibility to modify the fleet as the industry’s economy develops over the next five to 10 years.

Virasb Vahidi:

If you recall when we announced that historical fleet deal that came with $13 billion of financing, it was a combination of the seven-three family and the 320 family from Aerobus. And they each have three variants in that family, with different sized aircraft with different missions. Not only do we have that flexibility to go back and forth between the variants, but also we have the flexibility between the, the current technology and the new technology, the “Neo” or the MAX, going forward.

So all in all, with all the options that we built in that deal, and the firm orders, as Scott said I think we have tons of flexibility in terms of gauge and taking advantage of the new technology as it comes on.

Jeff Kauffman:

And the same question applied to the regional partners?

Scott Kirby:

The regional arguably is even more. We have a lot of aircraft coming off lease and, American is a blank slate almost with the need to add regional aircraft, so we can really, that fleet can be built

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from the ground up even more than the mainline fleet given all the retirements. Aircraft that are coming off deal at US Airways and the fact that American historically hasn’t had a big regional fleet with large regional jets. So we have a lot of flexibility there.

Jeff Kauffman:

OK, good luck. Thank you.

Dan Cravens:

Thank you.

[Male – Name Not Disclosed]:

that was a long lunch. My question obviously significant scope relief you know at AMR, an active campaign right now for large RJs and how should we be thinking about the timing and the potentially magnitude of that order and is that caliculus at all affected by today’s merger announcement.

Scott Kirby:

I think it’s too early to you know give you a real timeframe. That’s work that we need to do jointly. That is the kind of work that if you read the merger agreement that we, it’s not ordinary-course work that looking at the fleet over the next five to ten years I think we’ll do in consultation with each other but we don’t have a real timeframe on doing that.

[Male – Name Not Disclosed]:

And I think in the past you’ve said the CRJ900 is translated you know one of the most, if not the most profitable airframe in your network. You know with everything having gone through the the Chapter 11 process, and as you combine the networks now, is there still a strong bias toward that shell size or is that also altered by today’s events?

Scott Kirby:

There is certainly…

Male:

No, go ahead.

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Scott Kirby:

Well, first that has been one of our most profitable aircraft . It’s the right-sized airplane for a number of markets. And in American’s standalone plan and in the combined merger plan there is a lot of opportunity for aircraft in that size range.

Glenn Engel:

Glenn Engel of BofA. On the service side, American is installing main cabin comfort, I forget what it’s …

Derek Kerr:

Main cabin extra.

Glenn Engel: Thank you, sorry. And US Air doesn’t have that. Can you go through some of the (inaudible) that American has that US Airways doesn’t have, and is it like the systems where the larger guy goes, or do you have any personal preferences from…

Scott Kirby:

There is going to be a whole host of integration harmonization that needs to go on, where we have differences. You’ve pointed one out, but you know we’ve got hundreds of policies and fees and harmonizing all of those kind of things is work that an integration team will start and will be able to start working on shortly. There is a transition committee set up. It’s going to be chaired by Tom and Doug and a number of us on this panel actually will be doing all the real work on that Committee. (laughter)

But those are some of the questions that we’ll be looking at in the coming months. But no answers on any of them yet.

Virasb Vahidi:

Yes. I can’t answer the specific question. When you think about it, what we’re building here today is a premier global airline to be worthy of the name American, and to be the first choice for our high value customers and the best customers. So as we think about it, the mission is obviously to win in the marketplace and win a disproportionate share of the best customers. So that would be guiding us in the decision we make as we put customers at the center here.

Doug Runte, Deutsche Bank:

Doug Runte from Deutsche Bank. Another aircraft question. Many of your aircraft-related decisions were made fairly early on in the bankruptcy process, certainly the 1110A elections as

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Moderator: Dan Cravens

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well when the thought was probably more stand alone than combination. The filing you made this morning outlined some pretty substantial flexibility that’s already embedded in those renegotiations.

My question is, with the extended time now towards emergence, is it enough flexibility or is there potential rethinking or need for additional flexibility now that you’re combining into a bigger entity with a lot more airplanes? Thank you much.

Beverly Goulet:

Go ahead.

Isabella Goren:

Well I’ll turn it over to Bev in a moment but it is I think we’re all kind of consistent in our views that there is so much flexibility already built in. What really needs to happen now is kind of the detailed integration work but as far as do we jointly and separately have sufficient flexibility, we think there is.

Doug Runte:

Then maybe a follow on, we heard some nice comments about the economically CRJ900. Are you still feeling comfortable with your perhaps complementary E190s?

Scott Kirby:

That comment from Jamie, was it specifically meant to be addressed to COJ900s, the embryo product. That’s, that family of aircraft, that size of aircraft, the large, the (inaudible) product and the large in air product but have attractive economics for the right markets. You know there are just a number of markets that that’s the right airplane for. And really what we’re seeing happening is load factor is going up, it’s running higher, fuller, more full airplanes.

And you see 50 seat routes being up gauged 90 seats and you just have more attractive economics because the cabin is lower. But while many of those markets are too small still to serve with a mainline aircraft.

Virasb Vahidi:

What’s really important to focus on is that the new scope agreement for the combined entity gives us a lot of flexibility to deploy large regional jets. A lot more flexibility than frankly our competitors have. And that’s the big positive for us and the big competitive advantage. So we’ll make sure to take advantage of that.

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Moderator: Dan Cravens

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John Godyn, Morgan Stanley:

John Godyn from Morgan Stanley. Thanks for taking my question. Scott, in the past you’ve used sort of the example of revenue as a percent of GDP and the opportunity that remains. When we think about the synergies that you’re forecasting and even kind of the sum total of this synergies of all mergers that have happened, we don’t really get back there or very close. What you know now that we’re thinking about a world where you know the last majority legacy deal has happened so to speak, what needs to happen to get us back higher as a revenue, as a percent of GDP kind of concept. What’s left?

Scott Kirby:

Yes. I mean I think the industry is continuing to, the industry started a process of restructuring and stabilizing after 9/11. It was doing better. It got really hit hard in 2008 and 2009 with a combination of fuel and the economy and really took a dip off that was a shock that was too big for the industry to adjust to quickly.

The industry has gotten even better now at flexibility and being able to quickly adjust to fuel prices or a macroeconomic shock. And that a lot of people call it capacity discipline, I kind of don’t even like the term, you know matching capacity to macroeconomic picture is a much better way to think about it. And the industry is better at doing that. And because of that we’re kind of on this gradual improvement of airline revenues relative to GDP.

And I think that’s going to continue. This, it’s not going to continue because per se this consolidation is occurring. This is more about doing what’s best for American and US Airways and all the people that work for us and all the communities we serve. But I think that we’re on an inevitable you know process of continuing that as the industry has just gotten smarter about matching capacity to whatever demand is at a particular point in time.

John Godyn:

And just on the topic of the industry getting smarter, you know I think some of us theorize about how the stocks could trade at a higher multiple if earnings were more consistent. Not that you’re making more money, it’s just that it’s more stable. Can you just help us think again in a post-M&A world, how does the downturn look different? Why are the actions that airlines taking a downturn now creating a more stable earnings power, and maybe there is an element with suppliers and friends and family too that reduces the probability of financial distress. I don’t know, but I would love to hear your thoughts and anybody else’s.

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Scott Kirby:

Well I think you’re right that the industry is much better, is going to have much more stable earnings than we did in the historical boom and bust cycle. And really just look at the past few years. You know 2010, 2011 with record-high fuel prices. The same fuel prices that we had in 2008. In 2008 US Airways lost $800 million and I was sitting in rooms in New York trying to raise a bunch of money to avoid a restructuring.

In 2010 and 2011 we were approximately, or 2010, 2011 and 2012 we were profitable. 2012 was the most profitable year in our history with high fuel prices. So the industry had gotten much better at dealing with those shocks. The industry is more sophisticated about, you know, things like matching capacity to demand. I mean we’ve talked about, I talked about it on the last earnings call, you know peak days, off peak day flying and things like that.

So just the industry overall has gotten better and you’ve seen it you know going through while these weren’t big economic cycles, you know the fact that we have the best earnings in our history in 2012, a marginal year of the economy and a year where fuel prices were high, is at least a data point to say the industry has changed. It may not be enough for everyone to conclude it really has but a data point to.

And also, you know, I sit in rooms like this and the cast of investors I see is a lot of different than it was three or four years ago. where I know a lot of you, like Sam, who I’ve been meeting with for 15 years, but there is a whole new cast of people that are coming to the industry that are value-, long-term oriented, who haven’t historically followed the industry because it was too volatile. And I’m a big believer that the industry is going to rerate, it’s going to prove itself over the cycle, but we still have yet to prove it I suppose.

Virasb Vahidi:

I think some of it is also that the airlines have consolidated in the U.S. and also entered into joint business agreements with international partners. You’ve seen a diversification of their, effectively their network. So when you talk about a downturn, you know, this is a great example of a year where a lot of people are nervous about what they’re seeing in Europe, where at the same time we’re up to over 111 weekly frequencies to Brazil.

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Moderator: Dan Cravens

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We just announced city number eight and nine to fly to nine cities in Brazil. So you get a lot of that as you think about internationally how the GDP of different regions of the world are and you get a lot more diversification.

John Godyn:

That’s helpful and just one more. When Delta and United merged, you know, their respective mergers—can you just talk about what your merger response plan was at that time in terms of calling the corporate customers? How you guys reacted. I’m sure you all had plans and that might help us think about what United and Delta are thinking right now.

Scott Kirby:

Well, a lot of the value in a merger from a revenue synergies perspective is really hard to respond to. You’re putting two complementary networks together. One of the biggest areas you have greater connectivity. So we’ll now be able to carry a customer from Columbia, South Carolina, to Des Moines, Iowa. And we’ll carry 0.1 customer per day so, or you know, we’ll carry one customer a week on that.

That’s not, but you multiply that by thousands of routings like that, and it adds up to real big numbers. But that’s a hard thing to go compete with, when Delta switched, you know, moved 747 from Minneapolis to Atlanta and took 676s from Atlanta to Minneapolis and right-sized. Again, really hard for us to compete with.

So the one area where there is competition is the corporate. It’s smaller probably than those two buckets but in that area—you know again, it’s hard. We tried. We’ve actually, US Airway has done pretty well in corporate accounts over the last few years. We’ve lost some corporate accounts to Delta and United for what I talked about here in New York.

We’ve made it up with an aggressive push internationally. So you know I feel really good about new American’s ability to compete and while I know we’re going to bigger competition from the others to win and achieve at least a level of synergies that we’ve talked about from a revenue perspective.

John Godyn:

But you don’t expect United to do anything differently that it knows you’re leaving Star in terms of the next four months, five months of bookings as we’re…

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Scott Kirby:

No, and in fact we will be working with United and our other Star partners for a graceful exit and what works best for the customers. Our view and I’m confident that all of our Star Alliance partners’ view will be about doing what’s right for investing in the most smooth and seamless transition for our customers as we migrate to oneworld.

Mark Streeter:

Mark Streeter again. Just another question on capital structure. When the deal closes how should we think about your capital structure going forward. A lot of your competitors Delta and United been focused on reducing the non-op and getting leveraged down, and really trying to drive down a lower cost of capital on the debt side.

You’re still going to be fairly significantly leveraged. You have the pension plan and so forth. Is there a goal to reduce leverage and have similar goals to your peers going forward?

Beverly Goulet:

Well, I think certainly if you look at some of the materials we’ve provided that were flown out today, with regard to our standalone plan, you would have certainly seen the leverage metrics moving the right direction. We do believe however, that the task of refleeting is something that should be pursued for all the reasons that have been discussed earlier.

You know we’ll certainly have a lot more to say about this as we work together to put together the plan that we’ll produce as part of our plan and disclosure statement. But I think we’ll find the right balance between the reseeding and the balance sheet strategy.

Scott Kirby:

Yes. I think Bev is right. In six weeks or so, when the plan and disclosure statement comes out there will be more data on this. But if you put two airlines together, you get you know $1 billion of synergies. You have greater cash flow. All of your credit metrics can improve. And I mean it’s a matter of deciding how best to allocate that but we should expect to see a better credit profile in the two companies would have individually.

John Godyn:

Is there a goal for a credit rating or a leverage target or something you can share with us?

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Scott Kirby:

I don’t think we…

Scott Kirby:

We haven’t even talked about something like that yet.

John Godyn:

OK and last question, when United and Continental merged certainly they took another stab at the logo and branding. American just came out with its branding. I heard some of the comments this morning but I wasn’t exactly clear. Is the combined team 100 percent certain that the New American branding sticks?

Scott Kirby:

American Airlines is the greatest name, really is the greatest name in the history of aviation. We’re excited to be moving US Airways onto the American Airlines name and brand. And we’re going to have 100,000 employees who are excited about this. And that’s going to help us have the best product in the industry and really your brand is as much about your employees and how they treat the customers as anything. And we’re excited to be part of the greatest name in the history of aviation.

John Godyn:

I don’t think you answered it. That logo behind you is going to …

Scott Kirby:

I was well coached. OK.

Bill Mastoris:

Bill Mastoris with Gleacher and Company. I just want to make sure that I understood this right given the comments this morning, that there will be no changes on the Section 1110a elections. Did I get that right?

Beverly Goulet:

Well, I think we, I think as Bella said we’ve got a lot of flexibility with retirements, with aircraft going off lease. We’re very happy with the results of the 1110 process. But clearly it’s a new day and we will look at relationships with suppliers, with facilities and other elements of the relationships that we’ve managed through the bankruptcy but I do think with regard to aircraft we’ve got a lot of flexibility around the fleet right now.

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Bill Mastoris:

OK, final decision who has the final say on should you change your mind on the Section 1110a, who has that final decision. Is it Doug or it is Tom?

Beverly Goulet:

I think that’s something the companies have agreed that we will look at jointly.

Bill Mastoris:

OK, a follow up, a quick follow up and that is I assume that the interest savings that you filed for $200 million are included in all the cost savings that you have here on slide 16. Do I have that correct or is it some greater amount?

Derek Kerr:

Well that’s not in the cost savings. That’s in the stand-alone plan of American Airlines.

Bill Mastoris:

OK.

Derek Kerr:

Well it won’t be part of synergies.

Bill Maststores:

OK. Thank you.

[Male – Name Not Disclosed]:

Hi, a couple more for you guys. This might be in the POR but can you give us some maybe directional guidance on how we should think about 2014 capex and maybe on that sort of steady state some airlines have there so don’t want their capex to be roughly in line with their DNA. What do you think is a reasonable way to think about it conceptually but you guys have a lot of orders obviously so. Maybe how should we think about you know what capex is going to look like for you guys going forward.

Scott Kirby:

I think you’re going to have to wait. Let us have some time to get the disclosure statement ready for some real granular specifics on that. You know the aircraft orders, other than that I think you just have normal capex. We will have transition costs some of which will show up in capex. So we may, we’ll probably have a bubble in 2014 as compared to other years because of transition expenses.

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[Male – Name Not Disclosed]:

OK, that’s helpful. Thanks. In terms of you guys mentioned you had no furlough policies in place now with the majority of your workforce, you do have a lot more employees on the payroll than say United and Delta. And a lot of this because you have in-house you know regional lift, but is there a way to extract synergies from, say, voluntary buy-out programs, or you just basically banking on you know sort of nitration sort of tailwind in that regard.

Scott Kirby:

Well the combined companies have more employees than United and Delta because not only because of the in-house regionals but also because of more in-house maintenance. And so there is just more employees. It shows up in a different line item on the expense statement.

The only place that we anticipate really any furloughs or lost jobs is consolidating management, where there is just duplicative positions which is, you know, normal in a merger. Today while we may have you know early outs for flight attendants or someone else we would be replacing them with new hires. We have the right number of employees for the size that the airline is today. And so there is really, there is no, it’s not like we’re running fat and need attrition to kind of catch up. We’ve got the right number of employees for the size the airline is today, really with the exception of, you know, combining the corporate headquarter-type functions, management functions.

[Male – Name Not Disclosed]:

OK, thanks. And I guess maybe just one more on distribution. You got the book that involved in obviously litigation with regard to you know dealing with the GDSs. How do you guys think about the direct connect strategy and sort of where that fits in with—I know this is early, but you know how you thought about pursuing the direct connect initiative again beyond the merger, or is that something we should think about longer term?

Virasb Vahidi:

I think you know our views on that so we obviously haven’t had a chance to talk about that and I’m not sure we can talk about until the merger closes. So if you’re looking for a joint view I don’t think we have one to offer today.

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Scott Kirby:

Yes. And we’re currently engaged in a lawsuit with Sabre, and American just was over distribution. So, independently, emphasis on independently, you know distribution is, has been really important to both of these two airlines. In fact I think, I think American has been at the lead of the distribution front and we’ve been a close follower on trying to rationalize distribution get a fair cost for the products that we’re getting.

Dan Cravens:

We’ve got time for about two more questions. So, we’ll take those. The team doesn’t have to run right away so we do have time to hang around and answer any questions offline.

[Male – Name Not Disclosed]:

Thanks. Twenty-eight percent, why was that the right number, and then two onetime expenses on the onetime expenses, how much of that is cash versus non-cash? Thanks.

Scott Kirby:

Twenty-eight percent was the result of, of a long negotiation and deal that we thought was fair to both the stakeholders on the American side and the shareholders on the US Airways side. That’s something that we expect to be accretive in year one for us obviously generating significant recoveries for the stakeholders on the American side.

Again, we don’t talk about it as much but it’s really a historic nature of this transaction that full recovery is possible for creditors and some kind of guaranteed recovery under the current deal for shareholders at American, and a really fantastic outcome and something that the management team at American deserves a lot of credit for. And so there was just a negotiation and we wound up with 28 percent because it felt like the fair number on both sides.

And on transition expense, I think most of those will be cash.

Sam Buttrick:

Hi, it’s Sam Buttrick with the UBS O’Connor again. In recent years the most, perhaps, rudimentary concept in business, return on invested capital, has sort of belatedly entered the airline executive lexicon. American and US Airways have arguably been below average in this regard, the former with respect to achievement, the latter with respect to transparency, perhaps.

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You know as you all sit up here today, can we get a commitment from you that you will be both, well, that you’ll be in effect transparent with respect to your objectives and measurement thereof?

Scott Kirby:

Morning, Sam. We miss you on the earnings call. Look I think we’re, we have a history of being pretty transparent. I’m not going to make a commitment for the management team because there’s only one member of the management team that’s been announced so far, and that’s the CEO, Doug Parker. But Doug has a history of being transparent and we think it is important. We know it’s important to investors.

We track it, track it by all the various measures you know one of the challenges was return on investor capital that if there’s 50 people in this room, there’s at least 49 different ways to measure return on invested capital in the airline industry. So I can say from US Airways’ perspective, part of the reason we haven’t published something is just because there’s so many different ways to look at it and not wanting to wade into the debate yet.

But we do think it’s important. We recognize it’s an important metric from investors’ perspective, so I suspect it’s something you’ll see new American report on and be willing to be held accountable for.

Beverly Goulet:

Yes, and Sam, from an American Airlines perspective, I know as I’ve chatted with my colleagues, as we moved through the restructuring one of the things I’ve said is that it’s, it was actually exciting to be moving through the restructuring to be able to then start to pay attention to metrics like return on capital. So, I think we probably have a like perspective on that.

Scott Kirby:

OK, I think we’ve been told that we’re getting the hug. So thank you all for coming out. We really are excited about this transaction in creating not only the largest but the best airline in the world. Thank you for coming and thanks everyone that listened in on the Web.

Derek Kerr:

Thank you.

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Beverly Goulet:

Thank you.

Isabella Goren:

Thank you.

END

Additional Information and Where To Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed merger transaction between AMR Corporation (“AMR”) and US Airways Group, Inc. (“US Airways”) will be submitted to the stockholders of US Airways for their consideration. AMR expects to file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a prospectus of AMR and a proxy statement of US Airways, and US Airways expects to file with the SEC a definitive proxy statement on Schedule 14A. AMR and US Airways also plan to file other documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS OF US AIRWAYS ARE URGED TO READ THE PROXY STATEMENT, PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the proxy statement, prospectus and other documents containing important information about AMR and US Airways, once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by US Airways, when and if available, can be obtained free of charge on US Airways’ website at www.usairways.com or by directing a written request to US Airways Group, Inc., 111 West Rio Salado Parkway, Tempe, Arizona 85281, Attention: Vice President, Legal Affairs. Copies of the documents filed with the SEC by AMR, when and if available, can be obtained free of charge on AMR’s website at www.aa.com or by directing a written request to AMR Corporation, P.O. Box 619616, MD 5675, Dallas/Fort Worth International Airport, Texas 75261-9616, Attention: Investor Relations or by emailing investor.relations@aa.com.

US Airways, AMR and certain of their respective directors, executive officers and certain members of management may be deemed to be participants in the solicitation of proxies from the stockholders of US Airways in connection with the proposed transaction. Information about the directors and executive officers of US Airways is set forth in its proxy statement for its 2012 annual meeting of stockholders, which was filed with the SEC on April 27, 2012. Information about the directors and executive officers of AMR is set forth in its Annual Report on Form 10-K for the fiscal year ended December 31, 2011, which was filed with the SEC on February 15, 2012. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the prospectus and proxy statement and other relevant materials when and if filed with the SEC in connection with the proposed transaction.

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Cautionary Statement Regarding Forward-Looking Statements

This document includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by words such as “may,” “will,” “expect,” “intend,” “anticipate,” “believe,” “estimate,” “plan,” “project,” “could,” “should,” “would,” “continue,” “seek,” “target,” “guidance,” “outlook,” “forecast” and other similar words. These forward-looking statements are based on AMR’s and US Airways’ current objectives, beliefs and expectations, and they are subject to significant risks and uncertainties that may cause actual results and financial position and timing of certain events to differ materially from the information in the forward-looking statements. The following factors, among others, could cause actual results and financial position and timing of certain events to differ materially from those described in the forward-looking statements: failure of a proposed transaction to be implemented; the challenges and costs of closing, integrating, restructuring and achieving anticipated synergies; the ability to retain key employees; and other economic, business, competitive, and/or regulatory factors affecting the businesses of US Airways and AMR generally, including those set forth in the filings of US Airways and AMR with the SEC, especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of their respective annual reports on Form 10-K and quarterly reports on Form 10-Q, their current reports on Form 8-K and other SEC filings, including the registration statement, proxy statement and prospectus. Any forward-looking statements speak only as of the date hereof or as of the dates indicated in the statements. Neither AMR nor US Airways assumes any obligation to publicly update or supplement any forward-looking statement to reflect actual results, changes in assumptions or changes in other factors affecting these forward-looking statements except as required by law.